FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	May 1, 2020	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Concerning Change of Representative Director

May 1, 2020

Canon Inc.

Chairman & CEO: Fujio Mitarai

Securities code: 7751

Tokyo (First section) and other Stock Exchanges

Inquiries:

Sachiho Tanino

General Manager

Consolidated Accounting Div.

Finance & Accounting Headquarters

+81-3-3758-2111

Notice Concerning Change of Representative Director

Canon Inc. (the “Company”) approved a change of the Company’s Representative Directors at the meeting of its Board of Directors held on May 1, 2020, as follows.

1.	Reason for Change

Masaya Maeda, President & COO, made a request to resign on May 1, 2020, due to health reasons.

As a result, the Company passed a resolution to have Fujio Mitarai, Chairman & CEO, serve concurrently as President & COO at the meeting of its Board of Directors held on May 1, 2020.

The Company will aim to raise corporate value even further by strengthening and enhancing its management structure going forward.

2.	Change of Representative Director

Name	New Position	Current Position
Fujio Mitarai	Representative Director, Chairman & President & CEO	Representative Director, Chairman & CEO

Masaya Maeda	Chief Technology Advisor	Representative Director, President & COO

3.	Scheduled Date of Change of Representative Director

May 1, 2020

4.	Brief Personal Record of the Newly-appointed Chairman & CEO (concurrently President & COO)

Name & Date of Birth	Brief Person Record		No. of Shares Held
Fujio Mitarai Sep. 23, 1935	Apr. 1961: Mar. 1981: Mar. 1985: Mar. 1989 Mar. 1993: Sep. 1995: May 2006: Mar. 2012: Mar. 2016:	Entered the Company Director Managing Director Senior Managing & Representative Director Executive Vice President & Representative Director President & CEO Chairman & CEO Chairman & President & CEO Chairman & CEO	134,023